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Mark P. Shuman, Esq.
Branch Chief - Legal
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

            RE:   LOUDEYE CORP. (THE "COMPANY")
                  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
                  FILED MARCH 31, 2005
                  FILE NO.  0-29583

Dear Mr. Shuman:

      Pursuant to my conversation with Perry Hindin yesterday, we have made certain additional revisions to the above-referenced proxy statement to clarify that, if approved, the amendment to the Certificate of Incorporation of the Company to increase the number of authorized shares of common stock of the Company would be filed prior to the filing of an amendment to the Certificate of Incorporation to effect a reverse stock split of the Company's common stock (if such a reverse stock split is approved). We have also revised the preliminary proxy statement to reflect that Jason S. Berman joined the Company's Board of Directors on April 13, 2005, to insert the location, date and time of the stockholders' meeting, to clarify in the Certificate of Amendment relating to the reverse stock split that stockholders will receive cash in lieu of fractional shares and to reflect certain other changes of a ministerial nature.

      As previously requested by the Staff, the Company confirms the following:

   - The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

   - Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

   - The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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APRIL 14, 2005
PAGE 2

      We are filing this letter as EDGAR correspondence and at the same time the Company is filing a revised preliminary proxy statement incorporating the changes noted above. As we have discussed with Mr. Hindin, we will fax the changed pages of the preliminary proxy statement (marked to show changes from the previously filed preliminary proxy statement) to Mr. Hindin. If you have any questions or comments regarding these changes, please do not hesitate to contact me at (213) 891-8746.

                                    Very truly yours,

                                    /s/ W. Alex Voxman
                                    W. Alex Voxman
                                    of LATHAM & WATKINS LLP

Enclosure

cc:   Perry Hindin, Esq.
      Eric S. Carnell, Esq.